SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 0-23911

                           NOTIFICATION OF LATE FILING

        (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

         For Period Ended: September 30, 1999
                           ----------------------------------------------------
|_|  Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition Report on From N-SAR
|_|  Transition Report on Form 11-K
         For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Wilshire Real Estate Investment Inc.
Former name if applicable Wilshire Real Estate Investment Trust Inc.
Address of principal executive office (Street and number):1310 SW 17th Street City, state and zip code: Portland, OR 97201

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar |X|
________________________ day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


     Wilshire Real Estate Investment Inc. (the "Company") recently decided to become internally managed and has resulted in disputes between the Company, on the one hand, and Wilshire Realty Services Corporation ("WRSC") and Wilshire Financial Services Group Inc. ("WFSG"), on the other. The Company's business and investment affairs had been managed by WRSC pursuant to a management agreement and the Company had received managerial and administrative services from WRSC thereunder.

     On November 12, 1999, the Board of Directors of the Company appointed the firm of Ernst & Young LLP to replace Arthur Andersen LLP as the principal accountant to audit the Company's financial statements. Arthur Andersen LLP was replaced due to a potential conflict of interest with the services it performs for WRSC, the Company's former manager, and WFSG, the parent of WRSC.

     Due to the significant amount of time that it will require for Ernst & Young LLP to complete their review of the accounting and other financial documents, the Company will be unable to file by November 15, 1999 without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
         Chris Tassos           (503)           721-6500
-------------------------------------------------------------------------------
                (Name)       (Area Code)        (Telephone Number)

     (2) ______ Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
________________________________________________________________________________
                                                                   |X|Yes |_| No

     (3) ______ Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In response to adverse market conditions in the second half of 1998 and the resulting effect on the Company's operations, the Company refocused its efforts on stabilizing its existing asset base and greatly reduced acquisition activities during the nine months ended September 30, 1999. General market conditions and the availability of financing for certain of the Company's asset categories, especially subordinated mortgage-backed securities and mezzanine loans, continue to be uncertain. The Company's results of operations for the three and nine months ended September 30, 1999 will reflect this continued difficult marketplace, which include further impairment write downs of mortgage-backed securities.

     Due to the replacement of its principal accountant, the Company is unable, at this time, to provide a reasonable estimate of results for the nine months ended September 30, 1999.

                      Wilshire Real Estate Investment Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 1999                     By:/s/ Lawrence Mendelsohn
                                                -----------------------
                                                Lawrence Mendelsohn
                                                President


                                             By:/s/ Chris Tassos
                                                -----------------------
                                                Chris Tassos
                                                Executive Vice President and
                                                Chief Financial Officer